Exhibit 99.1

Radware Reports First Quarter 2025 Financial Results

First Quarter 2025 Financial Results and Highlights

•	Revenue of $72.1 million, an increase of 11% year-over-year
•	Cloud ARR of $80 million, an increase of 19% year-over-year
•	Non-GAAP diluted EPS of $0.27 vs. $0.16 in Q1 2024; GAAP diluted EPS of $0.10 vs. $(0.03) in Q1 2024
•	Cash flow from operations of $22.4 million in Q1 and $72.9 million over the trailing 12 months

TEL AVIV, Israel, May 7, 2025 - Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced its consolidated financial results for the first quarter ended March 31, 2025.

“We had a strong start to 2025 with first quarter revenue rising 11% year-over-year, marking our third consecutive quarter of double-digit growth. In addition, our strong non-GAAP EPS growth and cash flow from operations reflect the high leverage in our business model,” said Roy Zisapel, Radware’s president and CEO.

Financial Highlights for the First Quarter 2025

Revenue for the first quarter of 2025 totaled $72.1 million:

•	Revenue in the Americas region was $27.4 million for the first quarter of 2025, an increase of 1% from $27.1 million in the first quarter of 2024.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $28.4 million for the first quarter of
o          2025, an increase of 25% from $22.7 million in the first quarter of 2024.
•	Revenue in the Asia-Pacific (“APAC”) region was $16.3 million for the first quarter of 2025, an increase of 7% from $15.3 million in the first quarter of 2024.

GAAP net income for the first quarter of 2025 was $4.3 million, or $0.10 per diluted share, compared to GAAP net loss of $1.2 million, or $(0.03) per diluted share, for the first quarter of 2024.

Non-GAAP net income for the first quarter of 2025 was $11.8 million, or $0.27 per diluted share, compared to non-GAAP net income of $6.8 million, or $0.16 per diluted share, for the first quarter of 2024.

As of March 31, 2025, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $447.9 million. Cash flow from operations was $22.4 million in the first quarter of 2025.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, May 7, 2025, at 8:30 a.m. EDT to discuss its first quarter 2025 results and second quarter 2025 outlook. To participate on the call, please use the following numbers:

U.S. participants call toll free: 1-877-704-4453
International participants call: 1-201-389-0920

A replay will be available for seven days, starting two hours after the end of the call, on telephone number 1-844-512-2921 (US toll-free) or 1-412-317-6671. Access ID 13752770.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, tensions between China and Taiwan, financial and credit market fluctuations (including elevated interest rates), impacts from tariffs or other trade restrictions, inflation, and the potential for regional or global recessions; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cybersecurity and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, or if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors or by a critical system failure; our use of AI technologies that present regulatory, litigation, and reputational risks; risks related to the fact that our products must interoperate with operating systems, software applications and hardware that are developed by others;  outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns; our net losses in the past and the possibility that we may incur losses in the future; a slowdown in the growth of the cybersecurity and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; complications with the design or implementation of our new enterprise resource planning (“ERP”) system; our reliance on information technology systems; our ESG disclosures and initiatives; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.
###

About Radware
Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, and API security solutions use AI-driven algorithms for precise, hands-free, real-time protection from the most sophisticated web, application, and DDoS attacks, API abuse, and bad bots. Enterprises and carriers worldwide rely on Radware’s solutions to address evolving cybersecurity challenges and protect their brands and business operations while reducing costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on Facebook,  LinkedIn, Radware Blog, X, and YouTube.

©2025 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	114,239	98,714
Marketable securities	55,118	72,994
Short-term bank deposits	122,361	104,073
Trade receivables, net	25,036	16,823
Other receivables and prepaid expenses	9,627	14,242
Inventories	13,511	14,030
	339,892	320,876

Long-term investments
Marketable securities	31,229	29,523
Long-term bank deposits	124,968	114,354
Other assets	2,203	2,171
	158,400	146,048

Property and equipment, net	14,584	15,632
Intangible assets, net	10,758	11,750
Other long-term assets	36,492	37,906
Operating lease right-of-use assets	17,560	18,456
Goodwill	68,008	68,008
Total assets	645,694	618,676

Liabilities and equity

Current liabilities
Trade payables	3,646	5,581
Deferred revenues	119,329	106,303
Operating lease liabilities	4,642	4,750
Other payables and accrued expenses	55,678	51,836
	183,295	168,470

Long-term liabilities
Deferred revenues	69,505	64,708
Operating lease liabilities	12,497	13,519
Other long-term liabilities	14,319	14,904
	96,321	93,131

Equity
Radware Ltd. equity
Share capital	756	754
Additional paid-in capital	560,833	555,154
Accumulated other comprehensive income (loss)	(140)	1,103
Treasury stock, at cost	(366,588)	(366,588)
Retained earnings	130,194	125,850
Total Radware Ltd. shareholder's equity	325,055	316,273

Non–controlling interest	41,023	40,802

Total equity	366,078	357,075

Total liabilities and equity	645,694	618,676

Radware Ltd.
Condensed Consolidated Statements of Income (Loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)

Revenues	72,079	65,085
Cost of revenues	13,990	12,812
Gross profit	58,089	52,273

Operating expenses, net:
Research and development, net	18,776	18,896
Selling and marketing	31,281	29,701
General and administrative	6,463	7,339
Total operating expenses, net	56,520	55,936

Operating income (loss)	1,569	(3,663)
Financial income, net	4,875	3,608
Income (loss) before taxes on income	6,444	(55)
Taxes on income	2,100	1,167
Net income (loss)	4,344	(1,222)

Basic net income (loss) per share attributed to Radware Ltd.'s shareholders	0.10	(0.03)

Weighted average number of shares used to compute basic net income (loss) per share	42,663,787	41,750,203

Diluted net income (loss) per share attributed to Radware Ltd.'s shareholders	0.10	(0.03)

Weighted average number of shares used to compute diluted net income (loss) per share	44,192,474	41,750,203

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
GAAP gross profit	58,089	52,273
Share-based compensation	120	79
Amortization of intangible assets	992	992
Non-GAAP gross profit	59,201	53,344

GAAP research and development, net	18,776	18,896
Share-based compensation	1,223	1,722
Non-GAAP Research and development, net	17,553	17,174

GAAP selling and marketing	31,281	29,701
Share-based compensation	3,076	2,551
Non-GAAP selling and marketing	28,205	27,150

GAAP general and administrative	6,463	7,339
Share-based compensation	1,479	2,395
Acquisition costs	153	220
Non-GAAP general and administrative	4,831	4,724

GAAP total operating expenses, net	56,520	55,936
Share-based compensation	5,778	6,668
Acquisition costs	153	220
Non-GAAP total operating expenses, net	50,589	49,048

GAAP operating income (loss)	1,569	(3,663)
Share-based compensation	5,898	6,747
Amortization of intangible assets	992	992
Acquisition costs	153	220
Non-GAAP operating income	8,612	4,296

GAAP financial income, net	4,875	3,608
Exchange rate differences, net on balance sheet items included in financial income, net	492	153
Non-GAAP financial income, net	5,367	3,761

GAAP income (loss) before taxes on income	6,444	(55)
Share-based compensation	5,898	6,747
Amortization of intangible assets	992	992
Acquisition costs	153	220
Exchange rate differences, net on balance sheet items included in financial income, net	492	153
Non-GAAP income before taxes on income	13,979	8,057

GAAP taxes on income	2,100	1,167
Tax related adjustments	62	62
Non-GAAP taxes on income	2,162	1,229

GAAP net income (loss)	4,344	(1,222)
Share-based compensation	5,898	6,747
Amortization of intangible assets	992	992
Acquisition costs	153	220
Exchange rate differences, net on balance sheet items included in financial income, net	492	153
Tax related adjustments	(62)	(62)
Non-GAAP net income	11,817	6,828

GAAP diluted net income (loss) per share	0.10	(0.03)
Share-based compensation	0.14	0.16
Amortization of intangible assets	0.02	0.02
Acquisition costs	0.00	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	0.01	0.00
Tax related adjustments	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.27	0.16

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	44,192,474	42,875,058

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	4,344	(1,222)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,152	2,943
Share-based compensation	5,898	6,747
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	(161)	(73)
Decrease in accrued interest on bank deposits	(1,790)	(9)
Increase (decrease) in accrued severance pay, net	61	(58)
Increase in trade receivables, net	(8,213)	(219)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(186)	605
Decrease in inventories	519	1,004
Increase (decrease) in trade payables	(1,935)	1,406
Increase in deferred revenues	17,823	8,894
Increase in other payables and accrued expenses	3,164	1,483
Operating lease liabilities, net	(234)	(379)
Net cash provided by operating activities	22,442	21,122

Cash flows from investing activities:

Purchase of property and equipment	(1,112)	(1,774)
Proceeds from (investment in) other long-term assets, net	109	(25)
Investment in bank deposits, net	(27,112)	(17,898)
Investment in, redemption of and purchase of marketable securities ,net	16,194	3,502
Proceeds from other deposits	5,000	-
Net cash used in investing activities	(6,921)	(16,195)

Cash flows from financing activities:

Proceeds from exercise of share options	4	0
Repurchase of shares	-	(839)
Net cash provided by (used in) financing activities	4	(839)

Increase in cash and cash equivalents	15,525	4,088
Cash and cash equivalents at the beginning of the period	98,714	70,538
Cash and cash equivalents at the end of the period	114,239	74,626

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)
GAAP net income (loss)	4,344	(1,222)
Exclude: Financial income, net	(4,875)	(3,608)
Exclude: Depreciation and amortization expense	3,152	2,943
Exclude: Taxes on income	2,100	1,167
EBITDA	4,721	(720)

Share-based compensation	5,898	6,747
Acquisition costs	153	220
Adjusted EBITDA	10,772	6,247

	For the three months ended
	March 31,
	2025	2024

Amortization of intangible assets	992	992
Depreciation	2,160	1,951
	3,152	2,943